Tocagen Inc.

3030 Bunker Hill Street

Suite 230

San Diego, CA 92109

(858) 412-8400

May 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Tocagen Inc.

Registration Statement on Form S-3

Filed: May 11, 2018

File No. 333-224880

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tocagen Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Wednesday, May 23, 2018, or as soon thereafter as is practicable.

In connection with this request, the Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Karen E. Anderson of Cooley LLP at (858) 550-6088.

Sincerely,

TOCAGEN INC.

By:	/s/ Mark Foletta
Mark Foletta
Chief Financial Officer